

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

December 18, 2008

Via U.S. Mail and Fax (360-828-0701)
Mr. James D. Miller
Vice President-Finance, Treasurer and Secretary
Barrett Business Services, Inc.
8100 NE Parkway Drive, Suite 200
Vancouver, WA 98662

> **RE: Barrett Business Services, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2007**
> **and Documents Incorporated by Reference**
> **Filed March 17, 2008**
> **File No. 033-61804**

Dear Mr. Miller:

We have reviewed your supplemental response dated November 21, 2008 and have the following comments. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2007

General

1. We note your response to prior comment one. Please contact our Filer Support Branch at 202-551-8900, option #2, to revise our records.

Consolidated Financial Statements

2. We note your response to prior comment two. In your next Form 10-K, please provide the following:
    - A reference in the report of your independent registered public accounting firm that refers to the correction of an error in reporting cash that was made in 2008 to the years ended December 31, 2007 and 2006
    - Complete disclosure regarding the correction of the error, including:
        1. The effect of the correction on each financial statement line item, and
        2. The cumulative effect of the change on the components of assets in the balance sheet as of the earliest period presented
    - For the marketable securities disclosure, expand to describe the nature of the underlying securities, including equity securities, municipal bonds, variable rate demand notes and closed-end bond funds. Also, expand to discuss your risk exposure on the variable rate demand notes and equity securities in the "Quantitative and Qualitative Disclosures About Market Risk" section on page 39.

Notes to Consolidated Financial Statements

1. Nature of operations, page F-6

3. We note your response to prior comment three. We note that AICE is an insurance enterprise and your disclosure in your Form 10-Q for September 30, 2008 that workers compensation expenses have been increasing. Therefore, we believe that you should provide the disclosures required for insurance enterprises. Please refer to SOPs 97-3 and 98-7 and FAS 113. Please provide Guide 4 disclosures. Please disclose your IBNR and discuss in detail in Critical Accounting Policies how these estimates are made.

2. Acquisitions, page F-12

4. We note your response to prior comment four. In your response you state that success is heavily dependant on an established service and management team with deep relationships in the market. Furthermore, you state that your most difficult challenge is to find an established and effective management team with deep relationships in the market. It would seem that a concomitant portion of the acquisition price should be allocated to customer relationships. Furthermore, you state that the customers of the PEO and staffing business place significant value on the relationship with the contact at the human resources company and or the quality of the temporary employees in the staffing pool. Please expand your response to discuss why you believe temporary employees are an assembled work force and why the aforementioned customer relationships have not been allocated greater value. Finally tell us about your ability to

retain this valuable assembled workforce, including turnover and incentives to retain them. Tell us about your the methodologies employed to allocate the purchase price for each acquisition. Please refer to EITF 02-17.

4. Marketable Securities, page F-15

5. We note your response to prior comment five. Please provide the disclosure required by paragraphs 17 and 18 of FASB Staff Position Nos. FAS 115-1 and FAS 124-1.   As we previously requested, please tell us in more detail and disclose the evidence upon which you relied in concluding that your bond funds and other marketable securities were not impaired at December 31, 2007, March 31, 2008 and June 30, 2008. Refer to Appendix A and present similar analyses for each of the aforementioned periods. Tell us why each of the three factors on page 12 of your response could not be applied to an earlier period where an impairment charge was not taken.

Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 9

6. Your compensation discussion and analysis should be sufficiently precise to identify material differences in compensation policies for individual officers. In this regard, we note the significantly higher percentage salary increase for Mr. Sherertz. In future filings please supplement your disclosure to explain in more detail the reasons for the differences in the amounts of compensation awarded to the named executive officers. In addition clarify whether your CEO participates in compensation determinations concerning his own compensation.

7. We note the use of performance objectives used in the determination of the named executive officers' base salaries. In future filings, identify these objectives unless doing so would cause the company material competitive harm. If you believe material competitive harm will result, tell us in your response letter the specific reasons why, in accordance with the analysis set forth in Instruction 4 to Item 402(b) of Regulation S-K. If your analysis results in your determination that such performance-related factors are properly excluded from disclosure, please provide the alternate disclosure provided for in the same Instruction.

Item 9A. Controls and Procedures, page 40

8. We note that according to your 10-Q filed on November 10, 2008, you still have a material weakness in your internal controls over financial reporting. Please disclose in future filings your anticipated timeline for establishing adequate personnel resources, independent oversight, and documentation for financial reporting.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Sharon Virga, Senior Staff Accountant, at (202) 551-3385 or Dean Suehiro, Senior Staff Accountant at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Attorney-Advisor, at (202) 551-3367 or me at (202) 551-3810 with any other questions.

Sincerely,

/s

Larry Spirgel
Assistant Director